UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share;

Series B Liberty Capital common stock, par value $.01 per share;

Series A Liberty Interactive common stock, par value $.01 per share;

Series B Liberty Interactive common stock, par value $.01 per share;

Series A Liberty Entertainment common stock, par value $.01 per share; and

Series B Liberty Entertainment common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 53071M302;

Series B Liberty Capital common stock: 53071M401;

Series A Liberty Interactive common stock: 53071M104;

Series B Liberty Interactive common stock: 53071M203;

Series A Liberty Entertainment common stock: 53071M500; and

Series B Liberty Entertainment common stock: 53071M609

(CUSIP Number)

John C. Malone

 c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M302 (LCAPA) 53071M401 (LCAPB) 53071M104 (LINTA) 53071M203 (LINTB) 53071M500 (LMDIA) 53071M609 (LMDIB)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Entertainment Series A common stock:

Liberty Entertainment Series B common stock:

7,330,748 shares(1), (2), (3), (4) 6,039,021 shares(1), (4) 3,198,495 shares(1), (2), (3), (4) 30,120,115 shares(1), (4) 2,876,186 shares(1), (2), (3), (4) 23,976,084 shares(1), (4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Entertainment Series A common stock:

Liberty Entertainment Series B common stock:

7,330,748 shares(1), (2), (3), (4) 6,039,021 shares(1) 3,198,495 shares(1), (2), (3), (4) 30,120,115 shares(1), (4) 2,876,186 shares(1), (2), (3), (4) 23,976,084 shares(1), (4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Entertainment Series A common stock:

Liberty Entertainment Series B common stock:

7,330,748 shares(1), (2), (3), (4) 6,039,021 shares(1), (4) 3,198,495 shares(1), (2), (3), (4) 30,120,115 shares(1), (4) 2,876,186 shares(1), (2), (3), (4) 23,976,084 shares(1), (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Entertainment Series A common stock:

Liberty Entertainment Series B common stock:

5.95%(5), (6) 92.71%(5), (6) Less than 1%(5), (6) 91.79%(5), (6) Less than 1%(5), (6) 91.27%(5), (6)

14.	Type of Reporting Person (See Instructions) IN

(1)     Includes 75,252 LCAPA shares, 170,471 LCAPB shares, 376,260 LINTA shares, 852,358 LINTB shares, 301,008 LMDIA shares and 681, 884 LMDIB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership, but does not include LCAPA shares issuable upon conversion of LCAPB shares, LINTA shares issuable upon conversion of LINTB shares or LMDIA shares issuable upon conversion of LMDIB shares, in each case owned by Mr. Malone or his spouse.

(2)     Includes 200 LCAPA shares, 1,533 LINTA shares and 753 LMDIA shares held by the Liberty Media 401(k) savings plan for the benefit of Mr. Malone, and includes 165 LCAPA shares, 825 LINTA shares and 660 LMDIA shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(3)     Includes 6,336 restricted LCAPA shares, 14,540 restricted LINTA shares and 25,344 restricted LMDIA shares, none of which are vested or will vest within sixty days of July 1, 2008.

(4)     Includes 26,383 LCAPA shares, 574,270 LCAPB shares, 156,372 LINTA shares, 3,321,351 LINTB shares, 145,535 LMDIA shares and 2,537,080 LMDIB shares that may be acquired upon exercise of stock options exercisable within 60 days after July 1, 2008.  Mr. Malone has the right to convert the options to purchase LCAPB, LINTB shares and LMDIB shares into options to purchase LCAPA, LINTA shares and LMDIA shares, respectively.

(5)     Based upon the following number of shares outstanding as of April 30, 2008 based on the Issuer’s Form 10-Q filed on May 8, 2008: (i) 123,238,596 LCAPA shares (adjusted for the exercise by Mr. Malone of options to acquire 10,000 LCAPA shares on June 30, 2008), (ii) 6,029,297 LCAPB shares (adjusted for the exercise by Mr. Malone of options to acquire 90,000 LCAPB shares on June 30, 2008), (iii) 564,355,244 LINTA shares, (iv) 29,492,183 LINTB shares, (v) 492,939,429 LMDIA shares and (vi) 23,733,488 LMDIB shares.

(6)     At the option of the holder, each share of LCAPB is convertible into one share of LCAPA, each share of LINTB is convertible into one share of LINTA and each share of LMDIB is convertible into one share of LMDIA.  Each share of LCAPB, LINTB and LMDIB is entitled to 10 votes, whereas each share of LCAPA, LINTA and LMDIA is entitled to one vote.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 33.47% of the voting power with respect to a general election of directors of the Issuer, based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

Item 1.    Security and Issuer

John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Media Corporation, a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)   Series A Liberty Capital Common Stock, par value $0.01 per share (“LCAPA”);

(b)   Series B Liberty Capital Common Stock, par value $0.01 per share (“LCAPB”);

(c)   Series A Liberty Interactive Common Stock, par value $0.01 per share (“LINTA”);

(d)   Series B Liberty Interactive Common Stock, par value $0.01 per share (“LINTB”);

(e)   Series A Liberty Entertainment Common Stock, par value $0.01 per share (“LMDIA”); and

(f)   Series B Liberty Entertainment Common Stock, par value $0.01 per share (“LMDIB” and, together with LCAPA, LCAPB, LINTA, LINTB and LMDIA, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership of an aggregate of 6,611,695 LCAPA shares and 15,000 LCAPB shares (collectively, the “Purchased Shares”) in open market transactions pursuant to a 10b5-1 plan.  Mr. Malone had previously filed a statement on Schedule 13D with respect to the Series A common stock (CUSIP 530718105) and the Series B common stock (CUSIP 530718204) of the Issuer’s predecessor company, Liberty Media LLC (“Old Liberty”).  In connection with a merger transaction (the “Merger Transaction”) that was completed on May 9, 2006, each share of Series A common stock of Old Liberty was exchanged for .05 LCAPA shares (CUSIP 53071M302) and .25 LINTA shares (CUSIP 53071M104), and each share of Series B common stock of Old Liberty was exchanged for .05 LCAPB shares (CUSIP 53071M401) and .25 LINTB shares (CUSIP 53071M203).  On March 3, 2008, the Issuer completed a transaction (the “Reclassification”) pursuant to which (i) each LCAPA share was reclassified into one LCAPA share and four LMDIA shares (CUSIP 53071M500) and (ii) each LCAPB share was reclassified into one LCAPB share and four LMDIB shares (CUSIP 53071M609).

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of LCAPA issuable upon conversion of shares of LCAPB, the shares of LINTA issuable upon conversion of shares of LINTB and the shares of LMDIA issuable upon conversion of shares of

LMDIB.  At the option of the holder, each share of LCAPB is convertible into one share of LCAPA, each share of LINTB is convertible into one share of LINTA and each share of LMDIB is convertible into one share of LMDIA.  The shares of LCAPA, LINTA and LMDIA are not convertible.  The holders of LCAPA, LINTA, LMDIA, LCAPB, LINTB and LMDIB generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer.  The holders of LCAPB, LINTB and LMDIB are entitled to 10 votes per share and the holders of LCAPA, LINTA and LMDIA are entitled to one vote per share.

Item 2.    Identity and Background

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. Mr. Malone is the Chairman of the Board of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Other than the Purchased Shares, Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to the Merger and the Reclassification as described in Item 1 above.  The Purchased Shares were acquired by Mr. Malone for cash in open market broker transactions pursuant to a 10b5-1 plan Mr. Malone entered into with a financial institution, which has since been terminated, as follows:

•      664,181 LCAPA shares were acquired on July 1, 2008 at prices ranging from $14.18 to $14.29 and a weighted average of $14.259;

•      11,600 LCAPB shares were acquired on July 1, 2008 at prices ranging from $14.24 to $14.29 and a weighted average of $14.253;

•      2,119,754 LCAPA shares were acquired on July 2, 2008 at prices ranging from 14.13 to $14.30 and a weighted average of $14.227;

•      3,827,760 LCAPA shares were acquired on July 3, 2008 at prices ranging from $14.27 to $14.50 and a weighted average of $14.309; and

•      3,400  LCAPB shares were acquired on July 3, 2008 at a price of $14.40.

Item 4.   Purpose of Transaction

Other than the Purchased Shares, Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to the Merger and the Reclassification and as the result of the vesting of stock options granted to Mr. Malone prior to, and the grant of incentive awards following, such transactions.  Mr. Malone acquired the Purchased Shares for investment.  Mr. Malone is the Chairman of the Board of the Issuer and, and, accordingly, actions taken by Mr. Malone in his capacity as a director and officer of the Issuer, in respect of any of the matters referred to in the penultimate paragraph of this Item 4, will be reported  by the Issuer in periodic and other reports filed by  the Issuer under the Exchange Act.  This Report is being filed  with respect to Mr. Malone’s individual ownership of equity securities of the Issuer and does not relate to actions taken by Mr. Malone in his capacity as a director or officer.

Because the holders of LCAPB, LINTB and LMDIB are entitled to cast ten votes per share and the holders of LCAPA, LINTA and LMDIA are entitled to cast one vote per share, Mr. Malone’s beneficial ownership of Common Stock constitutes approximately 33.47% of the combined voting power of LCAPA, LCAPB, LINTA,

LINTB, LMDIA and LMDIB, based on the number of shares outstanding as of April 30, 2008 and calculated pursuant to Rule 13d-3 of the Exchange Act.

Except as otherwise disclosed, Mr. Malone does not have any present plans or proposals, which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock of any class or series in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.    Interest in Securities of the Issuer

(a)           Mr. Malone beneficially owns (without giving effect to the conversion of LCAPB, LINTB or LMDIB shares into LCAPA, LINTA or LMDIA shares, as applicable, or the conversion of options to acquire LCAPB, LINTB or LMDIB shares into options to acquire LCAPA, LINTA or LMDIA shares, as applicable) (i) 7,330,748 LCAPA shares (including (x) 75,252 shares held by his wife as to which he disclaims beneficial ownership, (y) 26,383 shares that may be acquired within 60 days of July 1, 2008 pursuant to stock options and (z) 6,336 restricted shares, none of which are vested or will vest within sixty days of July 1, 2008), which represent approximately 5.95% of the outstanding LCAPA shares; (ii) 6,039,021 LCAPB shares (including (x) 170,471 shares held by his wife as to which he disclaims beneficial ownership and (y) 574,270 shares that maybe acquired within 60 days of July 1, 2008 pursuant to stock options), which represent approximately 92.71% of the outstanding LCAPB shares; (iii) 3,198,495 LINTA shares (including (x) 376,260 shares held by his wife as to which he disclaims beneficial ownership, (y) 156,372 shares that may be acquired within 60 days of July 1, 2008 pursuant to stock options and (z) 14,540 restricted shares, none of which are vested or will vest within sixty days of July 1, 2008), which represent less than 1% of the outstanding LINTA shares; (iv) 30,120,115 LINTB shares (including (x) 852,358 shares held by his wife as to which he disclaims beneficial ownership and (y) 3,321,351 shares that may be acquired within 60 days of July 1, 2008 pursuant to stock options), which represent approximately 91.79% of the outstanding LINTB shares; (v) 2,876,186 LMDIA shares (including (x) 301,008 shares held by his wife as to which he disclaims beneficial ownership, (y) 145,535 shares that may be acquired within 60 days of July 1, 2008 pursuant to stock options and (z) 25,344 restricted shares, none of which are vested or will vest within sixty days of July 1, 2008), which represent less than 1% of the outstanding LMDIA shares; and (vi) 23,976,084 LMDIB shares (including (x) 681,884 shares held by his wife as to which he disclaims beneficial ownership and (y) 2,537,080 shares that may be acquired within 60 days of July 1, 2008 pursuant to stock options), which represent approximately 91.32% of the outstanding LMDIB shares.  The foregoing percentage interests are based on 110,032,339 LCAPA and 6,029,297 LCAPB shares outstanding as of April 30, 2008 (as adjusted for the exercise by Mr. Malone on June 30, 2008 of options to acquire LCAPA and LCAPB shares), and 564,355,244 LINTA shares, 29,492,183 LINTB shares, 492,939,429 LMDIA shares and  23,733,488 LMDIB shares outstanding as of April 30, 2008, in each case, as provided in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 8, 2008.  Accordingly, based on the shares outstanding as noted above and calculated pursuant to Rule 13d-3 of the Exchange Act, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 33.47% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Mr. Malone and, to his knowledge, his wife each have the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock.

(c)           Except as provided below and as otherwise reported in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.  On June 30, 2008, Mr. Malone exercised an option to acquire 10,000 LCAPA shares at an exercise price of $12.32 per share and an option to acquire 90,000 LCAPB shares at an exercise price of $12.69.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 9, 1998 Mr. Malone and Leslie Malone, his spouse (collectively, the “Malone Group”), entered into a Call Agreement with the former parent of the Issuer’s predecessor company (the “Call Agreement”).  The rights under this Call Agreement were assigned to the Issuer’s predecessor company, and the Issuer succeeded to these rights in connection with the Merger.  Pursuant to the Call Agreement the Malone Group granted to such predecessor company of the Issuer a right to acquire all of the shares of “High Vote Stock” as defined in the Call Agreement owned by them upon Dr. Malone’s death or a contemplated sale of such High Vote Stock to third parties, in consideration for a payment to the Malone Group of $150,000,000 for such right.  When such right is triggered, the Issuer may acquire the LCAPB, LINTB and/or LMDIB shares at a price equal to the market price of the LCAPA, LINTA or LMDIA shares, as applicable, plus, in each case, a 10% premium or, in the event of a sale, the lesser of such price or the price offered by the purchaser.  In addition, the Malone Call Agreement provides that, in connection with a sale of shares to a third party resulting in a change in control of the Issuer, the maximum premium the Malone Group may receive for their LCAPB, LINTB and/or LMDIB would be the price paid for the LCAPA, LINTA and/or LMDIA shares, as applicable, by said third party, plus, in each case, a 10% premium. The Malone Call Agreement also prohibits any member of the Malone Group from disposing of their LCAPB, LINTB or LMDIB Stock, except for certain exempt transfers.  This description of the Call Agreement is qualified in its entirety by reference to the Call Agreement and the letter from Comcast Cable Holdings LLC (formerly Tele-Communications, Inc.), the former parent corporation of the Issuer’s predecessor company, and the Issuer to the Malone Group, each of which is an exhibit to this Statement and is incorporated by reference herein.

Mr. Malone holds options to purchase 2,871,351 LINTB shares or 2,871,351 LINTA shares.  If Mr. Malone exercises his options for LINTB shares, the exercise price is $23.64 per share.  If Mr. Malone exercises his options for LINTA, the exercise price is $22.90 per share.  Mr. Malone holds options to purchase 574,270 LCAPB shares or 574,270 LCAPA shares.  If Mr. Malone exercises his options for LCAPB shares, the exercise price is $15.20 per share.  If Mr. Malone exercises his options for LCAPA, the exercise price is $14.74 per share.  Mr. Malone holds options to purchase 2,297,080 LMDIB shares or 2,297,080 LMDIA shares.  If Mr. Malone exercises his options for LMDIB shares, the exercise price is $21.79 per share. If Mr. Malone exercises his options for LMDIB, the exercise price is $21.53 per share.  This description of such options is qualified in its entirety by reference to the form of option agreement between the Issuer and Mr. Malone that is an exhibit to this Statement and is incorporated by reference herein.

Of the shares of Common Stock beneficially owned by Mr. Malone, 556,900 LCAPA shares, 2,444,002 LINTA shares and 2,227,600 LMDIA shares have been pledged to Bank of America in connection with a line of credit extended by Bank of America to Mr. Malone.

Except as described in this Statement, Mr. Malone presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

7(a)         Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone's Amendment No. 8 to Schedule 13D filed in respect of TCI).

7(b)         Letter, dated as of March 5, 1999, from TCI and Liberty Media Corporation addressed to Dr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp.).

7(c)         Form of Option Agreement between Liberty Media Corporation and Dr. Malone (incorporated by reference to Exhibit 7(e) to Mr. Malone’s Schedule 13D filed in respect of Liberty Media LLC).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2008
Date
John C. Malone
Signature

Exhibit Index

7(a)         Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone's Amendment No. 8 to Schedule 13D filed in respect of TCI).

7(b)         Letter, dated as of March 5, 1999, from TCI and Liberty Media Corporation addressed to Dr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp.).

7(c)         Form of Option Agreement between Liberty Media Corporation and Dr. Malone (incorporated by reference to Exhibit 7(e) to Mr. Malone’s Schedule 13D filed in respect of Liberty Media LLC).